Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

2012 Third Quarter Report

This announcement is made by China Life Insurance Company Limited pursuant to Rule 13.09 of the

Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The financial data of the Company for the third quarter of 2012 have been prepared in accordance with the China Accounting Standards for Business Enterprises and are unaudited. Net profit attributable to equity holders of the Company and equity attributable to equity holders of the Company in the consolidated financial statements are identical to the relevant data under International Financial Reporting Standards.

1.	Important Notice

1.1	The Company’s Board of Directors, the Supervisory Committee, its Directors, Supervisors and Senior Management warrant that there are no false representations, misleading statements or material omissions in this report, and jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this report.

1.2	All of the Board of Directors of the Company attended the Board Meeting.

1.3	The Company’s 2012 third quarter financial report is unaudited.

1.4	Mr. Yang Mingsheng, Chairman of the Company, Mr. Liu Jiade, Vice President in charge of financial affairs, Mr. Li Mingguang, Chief Actuary and Mr. Yang Zheng, Head of the Financial Department, confirm that the financial reports in this 2012 third quarter report are true and complete.

2.	Basic Information of the Company

2.1 Major accounting data and financial indicators

(Currency: RMB)

	As at 30 September 2012		As at 31 December 2011	Increase/(decrease) compared to 31 December 2011
Total assets (million)	1,783,808		1,583,907	12.6%
Total equity holders’ equity (million)	212,119		191,530	10.7%
Equity holders’ equity per share (RMB per share)	7.50		6.78	10.7%

	For the nine months ended 30 September 2012			Increase/(decrease) compared to the same period of 2011
Net cash flows from operating activities (million)	91,888			-20.0%
Net cash flows from operating activities per share (RMB per share)	3.25			-20.0%

	For the reporting period (from July to September)	For the same period of 2011 (from July to September)	For the nine months ended 30 September 2012	Increase/(decrease) compared to the same period of 2011 (from July to September)
Net profit attributable to equity holders of the Company (million)	(2,207)	3,753	7,428	Not applicable
Basic earnings per share (RMB per share)	(0.08)	0.13	0.26	Not applicable
Basic earnings per share after deducting non-recurring items (RMB per share)	(0.08)	0.13	0.26	Not applicable
Diluted earnings per share (RMB per share)	(0.08)	0.13	0.26	Not applicable
Weighted average ROE (%)	-1.04	2.01	3.67	A decrease of 3.05 percentage points
Weighted average ROE after deducting non-recurring items (%)	-1.03	2.02	3.68	A decrease of 3.05 percentage points

Note:	Equity holders’ equity refers to equity attributable to equity holders of the Company, while net profit refers to net profit attributable to equity holders of the Company.

As at 30 September 2012, investment assets of the Company were RMB1,674,007 million. For the nine months ended 30 September 2012, the net investment yield was 4.49% (net investment income including interest income from debt securities and bank deposits, dividends from equity securities, and interest income from policy loans and debt plan investments), the gross investment yield was 2.17% (the gross investment yield ={[(Investment income – share of results of associates + Fair value gains/(losses) – Impairment losses of investment assets – Business tax and surcharges for investment)/((Investment assets at the beginning of the period + Investment assets at the end of the period)/2)]/274}×366), the surrender rate was 2.08%, and premiums earned was RMB261,013 million, a decrease of 0.7%.

Deducting Non-recurring Items and Amount

RMB million

For the nine months ended 30 September 2012
Non-recurring items
Gains on disposal of non-current assets	6
Government subsidies included in current gains/(losses)	4
Net non-operating income and expenses other than those mentioned above	(33)
Effect of income tax	6
Attribute to non-controlling interest	–
Total	(17)

Note:	As an insurance company, investment (utilization of insurance funds) is one of the main businesses of the Company. Therefore, the non-recurring items do not include fair value gains/(losses) from held- for-trading financial assets and liabilities, as well as investment income from the disposal of held-for- trading financial assets and liabilities and available-for-sale financial assets.

2.2	Total number of shareholders and the top ten shareholders not subject to selling restrictions as at the end of the reporting period

	Unit: Share

The total number of shareholders as at the end of the reporting period	Number of A share holders: 210,377
	Number of H share holders: 35,926
Particulars of the top ten shareholders of listed shares not subject to selling restrictions
Name of shareholders (Full name)	Number of listed shares not subject to selling restrictions held as at the end of the reporting period	Type
China Life Insurance (Group) Company	19,323,530,000	A shares
HKSCC Nominees Limited	7,274,330,150	H shares
State Development & Investment Corporation	35,685,900	A shares
Bosera Value Growth Securities Investment Fund	32,210,389	A shares
PICC Life Insurance Company Limited – Participating – Participating Products of Individual Life Insurance	29,614,977	A shares
National Social Security Fund – Portfolio 103	27,302,792	A shares
China Construction Bank – Bosera Theme Industry Stock Securities Investment Fund	27,136,300	A shares
China National Investment & Guaranty Co., Ltd	25,390,000	A shares
ICBC – Invesco Great Wall Selected Blue Chip Stock Securities Investment Fund	20,303,852	A shares
China National Nuclear Corporation	20,000,000	A shares

3.	Significant Events

3.1	Particulars of, and reasons for, material changes in major accounting items and financial indicators of the Company

☒  Applicable     ☐  Not applicable

(1) Changes in key financial indicators and their reasons

RMB million

Key Financial Indicators	As at 30 September 2012	As at 31 December 2011	Increase/ (decrease)	Main reasons
Total assets	1,783,808	1,583,907	12.6%	Accumulation of insurance business assets
Total liabilities	1,569,729	1,390,519	12.9%	New insurance business and the accumulation of insurance liabilities
Total equity holders’ equity	212,119	191,530	10.7%	The combined effects of the change in the fair value of available-for-sale financial assets, the distribution of previous year’s cash dividends to shareholders and the influence from net profit attributable to equity holders of the Company for the nine months ended 30 September 2012

RMB million

Key Financial Indicators	For the nine months ended 30 September 2012	For the nine months ended 30 September 2011	Increase/ (decrease)	Main reasons
Operating profit	7,417	19,349	-61.7%	Decline in investment yield and increase in impairment losses resulting from continued weakness in the capital markets
Net profit attributable to equity holders of the Company	7,428	16,717	-55.6%	Decline in investment yield and increase in impairment losses resulting from continued weakness in the capital markets

(2) Material changes in major accounting items and their reasons

RMB million

Key Financial Indicators	As at 30 September 2012	As at 31 December 2011	Increase/ (decrease)	Main reasons
Held-for-trading financial assets	46,263	23,640	95.7%	The Company’s increased allocation in held- for-trading financial assets in light of market conditions
Interest receivables	31,913	22,946	39.1%	Increase in the volume of fixed-income investment assets
Premiums receivables	14,011	8,253	69.8%	Accumulation of renewal premiums
Held-to-maturity investments	387,377	261,933	47.9%	The Company having increased the volume of held-to-maturity assets in light of market conditions
Securities sold under agreement to repurchase	17,603	13,000	35.4%	The needs for liquidity management
Claims payable	16,195	11,954	35.5%	Increase in maturity benefits payable
Bonds payable	57,983	29,990	93.3%	The issuance of subordinated term debts by the Company in the first half of 2012
Capital reserve	53,918	34,256	57.4%	Impacts of the fluctuation in the capital markets and recognizing impairment losses of investment assets

RMB million

Key Financial Indicators	For the nine months ended 30 September 2012	For the nine months ended 30 September 2011	Increase/ (decrease)	Main reasons
Unearned premium reserves	1,754	1,262	39.0%	The variation of the pace of development of short-term insurance business
Fair value gains/(losses)	(1,336)	(286)	367.1%	Decrease in the fair value of held-for-trading financial assets resulting from continued weakness in the capital markets
Policyholder dividends	1,097	6,428	-82.9%	Decrease in investment yields for participating products
Other operating expenses	4,697	3,091	52.0%	Increase in interest payments for subordinated term debts
Impairment losses	29,024	5,996	384.1%	Increase in equity securities which meet the conditions for recognizing impairment losses resulting from continued weakness in the capital markets
Income tax expenses	(196)	2,462	Not applicable	The combined effects of the decrease in profit before income tax and the continuous high-level of non-taxable income

3.2	Explanation and analysis of significant events and their impacts and solutions

☒ Applicable         ☐ Not applicable

With the approvals from the seventeenth meeting of the third session of Board and the 2011 Annual General Meeting, the Company may, subject to the approvals from relevant regulatory authorities, (1) issue subordinated term debts in the PRC with an aggregate amount of not exceeding RMB38 billion, which will be issued in one or more tranche(s) to qualified investors who meet the relevant regulatory requirements, with a term of no less than 10 years and by reference to market interest rate; and (2) depending on the market condition, issue subordinated debt financing instruments outside the PRC with an aggregate amount of not exceeding RMB8 billion or its equivalent in other foreign currency.

With the approval from China Insurance Regulatory Commission, the Company issued subordinated term debts of RMB28 billion in June 2012 in the PRC to qualified investors who meet the relevant regulatory requirements. Such issuance of subordinated term debts is the first tranche issued within the approved limit. The proceeds from the issuance of subordinated term debts would be used to replenish the Company’s supplementary capital and to raise the solvency ratio according to applicable laws and regulations and approvals from regulatory authorities. For details as to the issuance of the subordinated term debts, please refer to the announcements of the Company posted on the website of the Shanghai Stock Exchange and the HKExnews website of the Hong Kong Exchanges and Clearing Limited on 27 March 2012, 5 April 2012, 23 May 2012, 30 June 2012 and 17 July 2012, respectively.

3.3	Implementation of undertakings by the Company, its shareholders and de facto controller

☒ Applicable         ☐ Not applicable

Prior to the listing of the Company’s A Shares (30 November 2006), land use rights were injected by China Life Insurance (Group) Company (the “CLIC”) into the Company during its reorganization. Out of these, four pieces of land (with a total area of 10,421.12 square meters) had not had its formalities in relation to the change of ownership completed. Further, out of the properties injected into the Company, there were six properties (with a gross floor area of 8,639.76 square meters) in respect of which the formalities in relation to the change of ownership had not been completed. CLIC undertook to complete the abovementioned formalities within 1 year of the date of listing of the Company’s A Shares, and in the event such formalities could not be completed within such period, CLIC would bear any potential losses to the Company in relation thereto. CLIC strictly followed these commitments. As at the end of the Reporting Period, save for the two properties and related land of the Company’s Shenzhen Branch, all other formalities in relation to the change of land and property ownership had been completed. The Shenzhen Branch of the Company continues to use such properties and land, and no other parties have questioned or hindered the use of such properties and land by the Company.

3.4	Warnings and explanation for any forecasted losses or significant changes (as compared to the same period of last year) in accumulated net profit from the beginning of the year to the end of the next reporting period

☐ Applicable         ☒ Not applicable

3.5	The implementation of cash dividend policy during the reporting period

☐ Applicable         ☒ Not applicable

This announcement is published in both Chinese and English languages. The Chinese version announcement shall prevail.

By Order of the Board of
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Mr. Yang Mingsheng, Mr. Wan Feng, Mr. Lin Dairen,
Ms. Liu Yingqi
Non-executive Directors:	Mr. Miao Jianmin, Mr. Zhang Xiangxian,
Mr. Wang Sidong
Independent non-executive Directors:	Mr. Sun Changji, Mr. Bruce Douglas Moore,
Mr. Anthony Francis Neoh, Mr. Tang Jianbang

Hong Kong,

26 October 2012

4. Appendix

4.1 Balance sheet as at 30 September 2012 (unaudited)

RMB million (Unless otherwise stated)

	As at 30 September 2012 Group	As at 31 December 2011 Group	As at 30 September 2012 Company	As at 31 December 2011 Company
ASSETS

Assets
Cash fund	48,067	55,971	47,580	55,571
Held-for-trading financial assets	46,263	23,640	46,158	23,400
Securities purchased under agreements to resell	572	2,370	465	2,170
Interest receivables	31,913	22,946	31,820	22,854
Premiums receivables	14,011	8,253	14,011	8,253
Receivables from reinsurers	27	27	27	27
Unearned premium reserves receivable from reinsurers	89	76	89	76
Claim reserves receivable from reinsurers	45	45	45	45
Reserves for life insurance receivables from reinsurers	16	12	16	12
Reserves for long-term health insurance receivables from reinsurers	763	718	763	718
Policy loans	38,009	32,321	38,009	32,321
Debt plan investments	37,203	28,783	37,013	28,593
Other receivables	6,811	3,906	6,717	3,687
Term deposits	618,823	520,793	617,523	519,493
Available-for-sale financial assets	491,540	562,948	489,734	560,674
Held-to-maturity investments	387,377	261,933	386,925	261,897
Long-term equity investments	27,022	24,448	30,412	28,313
Statutory deposits	6,153	6,153	5,653	5,653
Constructions in progress	4,406	3,082	4,392	3,068
Fixed assets	15,963	16,830	15,445	16,287
Intangible assets	6,495	6,564	6,447	6,514
Other assets	2,201	2,031	2,195	2,022
Separate account assets	39	57	39	57

Total Assets	1,783,808	1,583,907	1,781,478	1,581,705

Yang Mingsheng Chairman	Liu Jiade Vice President in charge of Accounting Affairs	Li Mingguang Chief Actuary	Yang Zheng Head of Financial Department

4.1	Balance sheet as at 30 September 2012 (unaudited) (continued)

RMB million (Unless otherwise stated)

	As at	As at	As at	As at
	30 September	31 December	30 September	31 December
	2012	2011	2012	2011
	Group	Group	Company	Company
LIABILITIES AND EQUITY

Liabilities
Securities sold under agreements to repurchase	17,603	13,000	17,500	13,000
Premiums received in advance	1,404	3,719	1,404	3,719
Brokerage and commission payable	2,044	1,871	2,044	1,871
Reinsurance payable	95	55	95	55
Salary and welfare payable	2,979	4,776	2,654	4,438
Taxes payable	550	1,143	534	1,120
Claims payable	16,195	11,954	16,195	11,954
Policyholder dividends payable	40,643	46,368	40,643	46,368
Other payable	1,857	2,537	1,944	2,513
Policyholder deposits	67,719	69,740	67,719	69,740
Unearned premium reserves	7,465	5,698	7,465	5,698
Claim reserves	3,043	3,189	3,043	3,189
Reserves for life insurance	1,324,118	1,179,257	1,324,118	1,179,257
Reserves for long-term health insurance	14,649	11,229	14,649	11,229
Bonds payable	57,983	29,990	57,983	29,990
Deferred tax liabilities	4,798	1,454	4,880	1,539
Other liabilities	6,545	4,482	6,545	4,482
Separate account liabilities	39	57	39	57

Total liabilities	1,569,729	1,390,519	1,569,454	1,390,219

Equity
Share capital	28,265	28,265	28,265	28,265
Capital reserve	53,918	34,256	53,940	34,303
Surplus reserve	36,114	34,266	36,066	34,218
General reserve	14,852	14,852	14,852	14,852
Retained earnings	78,973	79,894	78,901	79,848
Exchange differences from translating foreign currency financial statement	(3)	(3)	—	—

Attributable to equity holders of the Company	212,119	191,530	212,024	191,486

Non-controlling interests	1,960	1,858	—	—

Total equity	214,079	193,388	212,024	191,486

Total liabilities and equity	1,783,808	1,583,907	1,781,478	1,581,705

Yang Mingsheng Chairman	Liu Jiade Vice President in charge of Accounting Affairs	Li Mingguang Chief Actuary	Yang Zheng Head of Financial Department

4.2	Income statement for the third quarter of 2012 (unaudited)

RMB million (Unless otherwise stated)

	For the nine months ended		For the nine months ended
	30 September		30 September
	2012	2011	2012	2011
	Group	Group	Company	Company
1. Operating income	320,504	314,826	320,142	314,495
Premiums earned	261,013	262,768	261,013	262,768
Premium income	263,056	264,217	263,056	264,217
Less: Premiums ceded to reinsurers	(289)	(187)	(289)	(187)
Unearned premium reserves	(1,754)	(1,262)	(1,754)	(1,262)
Investment income	58,477	50,899	58,395	50,796
Including: share of results of associates	2,161	1,625	2,161	1,625
Fair value gains/(losses)	(1,336)	(286)	(1,333)	(269)
Foreign exchange gains/(losses)	61	(443)	61	(442)
Other operating income	2,289	1,888	2,006	1,642
2. Operating expenses	(313,087)	(295,477)	(313,037)	(295,475)
Surrenders	(29,951)	(27,649)	(29,951)	(27,649)
Claims expense	(63,323)	(60,922)	(63,323)	(60,922)
Less: claims recoverable from reinsurers	79	69	79	69
Increase in insurance contracts reserve	(148,136)	(155,550)	(148,136)	(155,550)
Less: insurance reserves recoverable from reinsurers	49	7	49	7
Policyholder dividends	(1,097)	(6,428)	(1,097)	(6,428)
Business tax and surcharges	(926)	(913)	(878)	(869)
Underwriting and policy acquisition costs	(20,699)	(21,069)	(20,699)	(21,069)
Administrative expenses	(15,473)	(13,979)	(14,902)	(13,488)
Less: expenses recoverable from reinsurers	111	44	111	44
Other operating expenses	(4,697)	(3,091)	(5,266)	(3,624)
Impairment losses	(29,024)	(5,996)	(29,024)	(5,996)

3. Operating profit	7,417	19,349	7,105	19,020

Add: Non-operating income	43	48	42	47
Less: Non-operating expenses	(66)	(60)	(66)	(59)

4. Net profit before income tax	7,394	19,337	7,081	19,008

Less: Income tax expenses	196	(2,462)	321	(2,323)

5. Net profit	7,590	16,875	7,402	16,685

6. Attributable to:
– equity holders of the Company	7,428	16,717
– non-controlling interests	162	158
7. Earnings per share
Basic earnings per share	RMB 0.26	RMB 0.59
Diluted earnings per share	RMB 0.26	RMB 0.59
8. Other Comprehensive income	19,667	(38,072)	19,637	(37,913)

9. Total Comprehensive income	27,257	(21,197)	27,039	(21,228)

Attributable to equity holders of the Company	27,090	(21,313)
Attributable to non-controlling interests	167	116

Yang Mingsheng	Liu Jiade	Li Mingguang	Yang Zheng
Chairman	Vice President in charge of	Chief Actuary	Head of
	Accounting Affairs		Financial Department

4.2	Income statement for the third quarter of 2012 (unaudited)

RMB million (Unless otherwise stated)

	For the three months ended		For the three months ended
	30 September		30 September
	2012	2011	2012	2011
	Group	Group	Company	Company
1. Operating income	95,244	82,932	95,070	82,797
Premiums earned	76,274	67,919	76,274	67,919
Premium income	77,618	68,727	77,618	68,727
Less: Premiums ceded to reinsurers	(138)	(63)	(138)	(63)
Unearned premium reserves	(1,206)	(745)	(1,206)	(745)
Investment income	19,065	15,033	19,000	14,982
Including: share of results of associates	640	456	640	456
Fair value gains/(losses)	(931)	(487)	(929)	(474)
Foreign exchange gains/(losses)	15	(160)	15	(160)
Other operating income	821	627	710	530
2. Operating expenses	(98,855)	(78,499)	(98,825)	(78,509)
Surrenders	(11,043)	(10,019)	(11,043)	(10,019)
Claims expense	(13,840)	(15,023)	(13,840)	(15,023)
Less: claims recoverable from reinsurers	33	19	33	19
Increase in insurance contracts reserve	(48,068)	(38,620)	(48,068)	(38,620)
Less: insurance reserves recoverable from reinsurers	50	4	50	4
Policyholder dividends	1,398	(664)	1,398	(664)
Business tax and surcharges	(296)	(256)	(279)	(241)
Underwriting and policy acquisition costs	(6,130)	(5,726)	(6,130)	(5,726)
Administrative expenses	(5,261)	(4,568)	(5,054)	(4,402)
Less: expenses recoverable from reinsurers	57	20	57	20
Other operating expenses	(1,851)	(1,270)	(2,045)	(1,461)
Impairment losses	(13,904)	(2,396)	(13,904)	(2,396)

3. Operating profit	(3,611)	4,433	(3,755)	4,288

Add: Non-operating income	16	7	16	7
Less: Non-operating expenses	(23)	(30)	(23)	(29)

4. Net profit before income tax	(3,618)	4,410	(3,762)	4,266

Less: Income tax expenses	1,467	(609)	1,504	(561)

5. Net profit	(2,151)	3,801	(2,258)	3,705

6. Attributable to:
– equity holders of the Company	(2,207)	3,753
– non-controlling interests	56	48
7. Earnings per share
Basic earnings per share	RMB (0.08)	RMB 0.13
Diluted earnings per share	RMB (0.08)	RMB 0.13
8. Other Comprehensive income	844	(24,731)	883	(24,650)

9. Total Comprehensive income	(1,307)	(20,930)	(1,375)	(20,945)

Attributable to equity holders of the Company	(1,354)	(20,960)
Attributable to non-controlling interests	47	30

Yang Mingsheng Chairman	Liu Jiade Vice President in charge of Accounting Affairs	Li Mingguang Chief Actuary	Yang Zheng Head of Financial Department

4.3	Cash flow statement for the third quarter of 2012 (unaudited)

RMB million (Unless otherwise stated)

	For the nine months ended		For the nine months ended
	30 September		30 September
	2012	2011	2012	2011
	Group	Group	Company	Company
1. Cash flows from operating activities
Premiums received	254,984	257,781	254,984	257,781
Cash received from other operating activities	2,213	1,471	1,655	1,336

Sub-total of cash inflows from operating activities	257,197	259,252	256,639	259,117

Cash paid for claims	(89,033)	(85,049)	(89,033)	(85,049)
Net cash paid for reinsurance business	(59)	(58)	(59)	(58)
Net decrease in policyholder deposits	(3,083)	(68)	(3,083)	(68)
Cash paid for brokerage and commission fees	(20,526)	(21,077)	(20,526)	(21,077)
Cash paid for policyholder dividends	(6,822)	(8,427)	(6,822)	(8,427)
Cash paid to and for employees	(9,097)	(8,190)	(8,786)	(7,944)
Net cash paid for held-for-trading financial assets	(22,073)	(7,765)	(22,200)	(7,423)
Cash paid for taxes and surcharges	(7,022)	(5,449)	(6,818)	(5,260)
Cash paid for other operating activities	(7,594)	(8,356)	(7,727)	(8,096)

Sub-total of cash outflows from operating activities	(165,309)	(144,439)	(165,054)	(143,402)

Net cash flows from operating activities	91,888	114,813	91,585	115,715

Yang Mingsheng	Liu Jiade	Li Mingguang	Yang Zheng
Chairman	Vice President in charge of	Chief Actuary	Head of
	Accounting Affairs		Financial Department

4.3	Cash flow statement for the third quarter of 2012 (unaudited) (continued)

RMB million (Unless otherwise stated)

	For the nine months ended		For the nine months ended
	30 September		30 September
	2012	2011	2012	2011
	Group	Group	Company	Company
2. Cash flows from investing activities
Cash received from sales and redemption of investments	154,007	113,602	152,441	110,859
Cash received from investment income	41,150	35,107	41,070	34,871
Net cash received from disposals of fixed assets, intangible assets and other long-term assets	56	64	56	64
Net cash received from securities purchased under agreements to resell	2,387	—	2,290	—

Sub-total of cash inflows from investing activities	197,600	148,773	195,857	145,794

Cash paid for investments	(315,861)	(244,256)	(313,888)	(242,719)
Net increase in policy loans	(5,688)	(7,432)	(5,688)	(7,432)
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(1,791)	(3,124)	(1,769)	(3,012)
Net cash paid for securities purchased under agreements to resell	—	(525)	—	(480)

Sub-total of cash outflows from investing activities	(323,340)	(255,337)	(321,345)	(253,643)

Net cash flows from investing activities	(125,740)	(106,564)	(125,488)	(107,849)

3. Cash flows from financing activities
Proceeds from issuance of subordinated debts	27,992	—	27,992	—
Net cash received from securities sold under agreements to repurchase	4,519	2,237	4,418	2,450

Sub-total of cash inflows from financing activities	32,511	2,237	32,410	2,450

Cash paid for dividends and interest	(6,566)	(11,364)	(6,501)	(11,306)

Sub-total of cash outflows from financing activities	(6,566)	(11,364)	(6,501)	(11,306)

Net cash flows from financing activities	25,945	(9,127)	25,909	(8,856)

4. Effect of changes in foreign exchange rate on cash and cash equivalents	10	(393)	10	(392)

5. Net increase/(decrease) in cash and cash equivalents	(7,897)	(1,271)	(7,984)	(1,382)

Add: Opening balance of cash and cash equivalents	55,985	47,854	55,585	47,545

6. Closing balance of cash and cash equivalents	48,088	46,583	47,601	46,163

Yang Mingsheng Chairman	Liu Jiade Vice President in charge of Accounting Affairs	Li Mingguang Chief Actuary	Yang Zheng Head of Financial Department